Exhibit (d)(3)

AMENDED AND RESTATED LIMITED GUARANTEE

This Amended and Restated Limited Guarantee (this “Guarantee”) is made as of June 24, 2019, by Elliott Associates, L.P., a Delaware limited partnership (“Elliott Associates”), and Elliott International, L.P., a Cayman Islands limited partnership (together with Elliott Associates, the “Guarantors” and each a “Guarantor”) in favor of Barnes & Noble, Inc., a Delaware corporation (the “Company”) and amends and restates in its entirety that certain Limited Guarantee, dated as of June 6, 2019, by the Guarantors in favor of the Company (the “Original Guarantee”).  Upon the execution and delivery of this Guarantee, the Original Guarantee is of no further force or effect.

Reference is made to that certain Amended and Restated Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), dated as of the date hereof, by and among Chapters Holdco Inc., a Delaware corporation (“Parent”), Chapters Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company.  Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Merger Agreement.

NOW, THEREFORE, as an inducement to the Company to enter into the Merger Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, each Guarantor undertakes and agrees for the benefit of the Company as follows:

1.                                      Each Guarantor hereby absolutely, unconditionally and irrevocably, on a several (and not a joint and several) basis, guarantees, on the terms and conditions set forth herein, the due and punctual payment to the Company of such Guarantor’s respective percentage as set forth opposite its name in Annex 1 (the “Guaranteed Percentage”) of (a) the Parent Termination Fee, if and when due and payable by Parent pursuant to Section 7.3(c) of the Merger Agreement, (b) any reimbursement obligations to the extent due pursuant to Section 5.14(c) of the Merger Agreement, and (c) any indemnification obligations to the extent due pursuant to Section 5.14(e) of the Merger Agreement (the aggregate amount set forth in clause (a), clause (b) and clause (c) of this sentence, the “Obligations”).  Notwithstanding any of the terms or conditions of this Guarantee:  (i) under no circumstance shall the maximum aggregate liability of the Guarantors to the Company under, in respect of or in connection with this Guarantee exceed, in the aggregate, the Obligations; (ii) this Guarantee may be enforced for money damages only and under no circumstances shall any Guarantor be liable under or in connection with the Merger Agreement, this Guarantee, the Equity Commitment Letter, the Debt Financing Commitment Letter or any transaction contemplated thereby or hereby, or any other agreement or instrument contemplated thereby or hereby, for special, incidental, consequential, exemplary or punitive damages (provided that this provision shall not limit the rights or obligations of any person pursuant to the

Confidentiality Agreement); (iii) in no event shall any Guarantor be required to pay an amount in the aggregate in excess of such Guarantor’s Guaranteed Percentage of the Obligations, to any Person pursuant to, under, or in respect of this Guarantee; and (iv) no Guarantor shall have any obligation or liability to any Person relating to, arising out of or in connection with the Merger Agreement, this Guarantee, the Equity Commitment Letter, the Debt Financing Commitment Letter or any transaction contemplated thereby or hereby, or any other agreement or instrument contemplated thereby or hereby, other than as expressly set forth herein or the Equity Commitment Letter.  Each Guarantor shall make prompt payment (in any event, no later than two Business Days after written demand by the Company therefor) by wire transfer of immediately available funds to the Company of the amount of such Guarantor’s Guaranteed Percentage of the Obligations, if and when such amount is due under the terms of the Merger Agreement and this Guarantee.

In furtherance of the foregoing, but subject to section 2 below, each Guarantor acknowledges that this Guarantee is one of payment, not collection, and that the Company may, in its sole discretion, bring and prosecute a separate action or actions against the Guarantors to enforce this Guarantee for such Guarantor’s Guaranteed Percentage of the Obligations, regardless of whether action is brought against Parent or whether Parent or any other Person is joined in any such action or actions.

2.                                      Notwithstanding anything to the contrary contained in this Guarantee, the Company hereby agrees that, to the extent Parent is relieved of all or any portion of the Obligations by the satisfaction thereof or pursuant to any written agreement with the Company entered into prior to the Closing (any amount so satisfied or relieved, the “Reduction Amount”), the Obligations of each Guarantor shall be similarly be reduced pro-rata in an aggregate amount equal to the Reduction Amount.

3.                                      Each Guarantor represents and warrants, on a several (not joint and several) basis, to the Company that:

(a)                                 Such Guarantor is a limited partnership, validly existing and in good standing under the laws of its jurisdiction of organization, and has all requisite power and authority necessary to execute and deliver this Guarantee, and to perform its obligations hereunder.  The execution, delivery and performance by such Guarantor of this Guarantee have been approved by the requisite limited partnership action, and no other action on the part of such Guarantor is necessary to authorize the execution, delivery and performance by such Guarantor of this Guarantee.

(b)                                 This Guarantee has been duly executed and delivered by such Guarantor and, assuming due authorization, execution and delivery of this Guarantee by the Company, constitutes the legal, valid and binding obligation of such Guarantor, enforceable against such Guarantor in accordance with its terms, subject to applicable bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium and similar laws now or hereafter in effect relating to or affecting creditors’ rights and remedies generally and to general principles of equity.  Neither the execution and delivery of this Guarantee by such Guarantor nor performance by such Guarantor of its obligations pursuant to this Guarantee will (i) conflict with or violate any provision of the organizational documents of such Guarantor, (ii) violate, in any material respect, any law, rule, regulation, judgment, writ, stipulation or injunction of any governmental authority applicable to such Guarantor or its assets, or (iii) violate or constitute a default under, or give rise to an acceleration of any material obligation under, any of the terms, conditions or provisions of any material contract to which such Guarantor is a party.

(c)                                  Such Guarantor has the financial capacity to pay and perform its guaranteed obligations hereunder, and all funds necessary for such Guarantor to fulfill such obligations shall continuously be available to such Guarantor (or its permitted assignee pursuant to Section 10 hereof) for so long as this Guarantee shall remain in effect in accordance with Section 7 hereof.

4.                                      The Guarantors agree that the Obligations, and the obligations of the Guarantors hereunder with respect thereto, shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure or delay on the part of the Company to assert any claim or demand or to enforce any right or remedy against Parent or the Guarantors or any other Person; (b) the existence of any claim, set-off or other right which the Guarantors may have at any time against Parent or the Company (other than defenses under the Merger Agreement), whether in connection with the Obligations or otherwise; (c) any discharge of the Guarantors as a matter of applicable Law or equity (other than the discharge (i) of such Guarantor with respect to all, or a portion, of the Obligations as a result of payment of all, or a portion, of the Obligations in accordance with its terms (including as provided in section 2 above) or as a result of defenses to the payment of the Obligations that would be available to Parent under the terms of, or with respect to, the Merger Agreement or (ii) as a result of a breach by the Company of this Guarantee); (d) any release, waiver, forbearance or discharge, in whole or in part, of any obligation of Parent contained in the Merger Agreement (other than (x) as provided in section 2 above or (y) as a result of the defenses to the payment of the payment obligation of Parent available under, or in connection with, the Merger Agreement); (e) any change in the corporate existence, structure or ownership of Parent, any Guarantor or any other Person (including any insolvency, bankruptcy, reorganization, moratorium or other similar proceeding affecting Parent, any Guarantor or any other Person or any of their respective assets); (f) other than as provided by section 2 above, the addition, substitution or release of any Person now or hereafter liable with respect to the Obligations or otherwise interested in the transactions contemplated by the Merger Agreement or (g) the adequacy of or any other means the Company may have of obtaining payment relating to the Obligations.  The Guarantors agree that no amendment or modification of, or waiver granted with respect to, the Merger Agreement shall, except to the extent expressly provided in such amendment, modification or waiver executed by the Company, release or otherwise modify, the Obligations or the obligations of the Guarantors hereunder with respect thereto.

5.                                      To the fullest extent permitted by applicable Law, each Guarantor hereby expressly waives:  (a) any and all rights or defenses arising by reason of any applicable Law that would otherwise require any election of remedies by the Company (other than any applicable rights and defenses available to Parent under, or in connection with, the Merger Agreement); (b) promptness, diligence, grace, notice of the acceptance of this Guarantee and of the Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the Obligations incurred and all other notices of any kind (other than notices to Parent pursuant to the Merger Agreement), all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect or any right to require the marshaling of assets of Parent or any other Person now or hereafter liable with respect to the Obligations or otherwise interested in the transactions contemplated by the Merger Agreement; (c) all suretyship defenses generally (other than defenses to the payment of the Obligations that are available to Parent under the Merger Agreement); and (d) any and all notice of the creation, renewal, extension or accrual of the Obligations and notice of or proof of reliance by the Company upon this Guarantee or acceptance of this Guarantee.  The Obligations shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Guarantee, and all dealings between Parent or the Guarantors, on the one hand, and the Company, on the other hand, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Guarantee.  Each Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Guarantee are knowingly made in contemplation of such benefits.

6.                                      When pursuing its rights and remedies hereunder against the Guarantors, the Company shall be under no obligation to pursue such rights and remedies they may have against Parent or any other person for the Obligations or any right of offset with respect thereto, and any failure by the Company to pursue such other rights or remedies or to collect any payments from Parent or any such other person or to realize upon or to exercise any such right of offset, and any release by the Company of any such other Person (other than a release of Parent, the treatment of which shall be governed by section 2 above) or any right of offset, shall not constitute a waiver of its rights or remedies, or relieve the Guarantors of, any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Company.

7.                                      This Guarantee is a continuing guarantee and shall remain in full force and effect and be binding upon the Guarantors and its successors and permitted assigns until the complete and indefeasible payment and satisfaction in full of such Guarantor’s Guaranteed Percentage of the Obligations.  Notwithstanding the foregoing, the Guarantors shall have no further Obligations under section 1(a) of this Guarantee, and such Obligations shall terminate, as of the earliest of (a) the Closing, (b) 90 days following the termination of the Merger Agreement in accordance with Section 7.1(c)(ii) or Section 7.1(c)(iii) thereof (unless the Company shall have commenced a litigation or other proceeding under this Guarantee prior to such date against Parent alleging any such Obligation is due and owing or against the Guarantors that amounts are due and owing from the Guarantors pursuant to section 1(a) of this Guarantee, in which case the Obligations of the Guarantors under section 1(a) hereof shall terminate upon the final, non-appealable adjudication or resolution of such action and satisfaction by the Guarantors of any obligations, finally determined or agreed to be owed by the Guarantors, if any) and (c) the termination of the Merger Agreement pursuant to its terms other than pursuant to Section 7.1(c)(ii) or Section 7.1(c)(iii) thereof; provided, however, that for the avoidance of doubt, the Obligations under section 1(b) and section 1(c) hereof shall survive any termination of the Merger Agreement until such time as Parent has fully satisfied its reimbursement and indemnification obligations under Section 5.14(c) and Section 5.14(e), respectively, of the Merger Agreement or the Guarantors have fully satisfied their respective Obligations under section 1(b) and section 1(c) hereof.  Notwithstanding the foregoing, in the event that the Company or any of its subsidiaries or affiliates asserts in any litigation or other proceeding relating to this Guarantee that the provisions hereof (including, without limitation, section 1, section 2, this section 7 and section 13 hereof) limiting the Guarantor’s liability or any other provisions of this Guarantee are illegal, invalid or unenforceable in whole or in part, or asserts that any theory of liability against the Guarantors, or any of their affiliates (other than Parent or Merger Sub) or any Non-Recourse Party (as defined below) with respect to the transactions contemplated by the Merger Agreement, the Equity Commitment Letter, the Debt Financing Commitment Letter, this Guarantee or the transactions contemplated hereby or thereby, in each case, other than (A) liability of the Guarantors under this Guarantee (as limited by the provisions hereunder), (B) exercise by the Company of its third party beneficiary rights of enforcement pursuant to the Equity Commitment Letter or of its rights pursuant to Section 8.12 of the Merger Agreement or (C) claims pursuant to the Confidentiality Agreement (as defined in the Merger Agreement) (clauses (A), (B) and (C), the “Retained Claims”), or asserts that the Guarantors are liable in excess of or to a greater extent than such Guarantor’s respective Guaranteed Percentage of the Obligations, then (x) the obligations of the Guarantors under this Guarantee shall terminate ab initio and thereupon be null and void, (y) if the Guarantors have previously made any payments under this Guarantee, they shall be entitled to have such payments refunded by the Company and (z) neither the Guarantors nor any Non-Recourse Party shall have any liability to the Company with respect to the transactions contemplated by the Merger Agreement (other than Parent in accordance with the express terms and limitations therein), the Equity Commitment Letter, the Debt Financing Commitment Letter, this Guarantee or the transactions contemplated hereby or thereby.

8.                                      Each party hereto hereby unconditionally and irrevocably agrees that (a) it shall not institute any Action asserting that this Guarantee is illegal, invalid or unenforceable in accordance with its terms and (b) the Guarantors shall maintain in full force and effect all consents of any Government Entity or other authority that are required to be obtained by them with respect to this Guarantee.

9.                                      Each Guarantor hereby agrees that the Obligations shall not be deemed to have been released, dismissed, impaired, reduced, discharged, paid, observed or performed or affected as the result of the bankruptcy, insolvency, disability, dissolution, termination, receivership, reorganization or lack of corporate or other power of Parent, and the Guarantors’ liabilities in respect thereof shall continue and not be discharged, including in the case where any payment or performance thereof by Parent is recovered from or paid over by or on behalf of the Company by reason of a fraudulent transfer by Parent, or as a preference in any bankruptcy of Parent.  The Company shall not be obligated to file any claim relating to the Obligations in the event that Parent becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Company to so file shall not affect the Guarantors’ obligations hereunder.  In the event that any payment to the Company in respect of the Obligations is rescinded or must otherwise be returned for any reason whatsoever, the Guarantors shall remain liable hereunder with respect to such Guarantor’s Guaranteed Percentage of the Obligations as if such payment had not been made; provided that payment to the Company with respect to any of the Obligations is required pursuant to the terms of the Merger Agreement.

10.                               No waiver, modification or amendment of any provisions of this Guarantee shall be effective except pursuant to a written agreement signed by the Company and the Guarantors (or, in the case of a waiver, by the party against whom the waiver is to be effective, and then such waiver shall be effective only in the specific instance and for the purpose for which given).  This Guarantee shall be binding upon and inure to the benefit of the successors-in-interest and permitted assigns of each party hereto.  No rights or obligations hereunder shall be assignable (by operation of law or otherwise) by the Guarantors or the Company without the prior written consent of the Company or the Guarantors, as the case may be, provided that the Guarantors may assign all or a portion of their respective obligations hereunder to an Affiliate, provided, further; that if a portion of the Guarantors’ commitment under the Equity Commitment Letter (as defined below) is assigned to any Person in accordance with the terms thereof, then a corresponding portion of its obligations hereunder may be assumed by the same assignee; provided that any such assignment or assumption shall not relieve the Guarantors of any of their respective obligations hereunder (including their obligations for the portion assumed by such assignee, for which each Guarantor shall be jointly and severally liable, with such assignee) except to the extent such obligation is actually performed or satisfied by the assignee, and all references herein to the Guarantors shall be deemed to include any such assignee.

11.                               This Guarantee may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.  The exchange of copies of this Guarantee and of signature pages by facsimile or e-mail shall constitute effective execution and delivery of this Guarantee as to the parties and may be used in lieu of the original Guarantee for all purposes.  Signatures of the parties transmitted by facsimile or e-mail shall be deemed to be their original signatures for all purposes.

12.                               This Guarantee and all disputes, claims or controversies arising out of or relating to this Guarantee, or the negotiation, validity or performance of this Guarantee, or the transactions contemplated hereby, shall be governed by and construed in accordance with the laws of the state of Delaware without regard to its rules of conflict of laws.  Each of the parties hereto hereby (a) irrevocably and unconditionally consents to submit itself to the sole and exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, or, if that court does not have jurisdiction, the Superior Court of the State of Delaware (or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any court of the United States located in the State of Delaware) (collectively, the “Delaware Courts”) in connection with any dispute, claim, or controversy arising out of or relating to this Guarantee or the transactions contemplated hereby, (b) waives any objection to the laying of venue of any such litigation in any of the Delaware Courts, (c) agrees not to plead or claim in any such court that such litigation brought therein has been brought in an inconvenient forum and agrees not otherwise to attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court, and (d) agrees that it will not bring any action, suit, or proceeding in connection with any dispute, claim, or controversy arising out of or relating to this Guarantee or the transactions contemplated hereby, in any court or other tribunal, other than any of the Delaware Courts.  All actions and proceedings arising out of or relating to this Guarantee or the transactions contemplated hereby shall be heard and determined in the Delaware Courts.  Each of the parties hereto hereby irrevocably and unconditionally agrees that service of process in connection with any dispute, claim, or controversy arising out of or relating to this Guarantee or the transactions contemplated hereby may be made upon such party by prepaid certified or registered mail, with a validated proof of mailing receipt constituting evidence of valid service, directed to such party at the address specified herein.  Service made in such manner, to the fullest extent permitted by applicable Law, shall have the same legal force and effect as if served upon such party personally within the State of Delaware.  Nothing herein shall be deemed to limit or prohibit service of process by any other manner as may be permitted by applicable Law.

13.                               The Company acknowledges and agrees that the assets of Parent are primarily cash in a de minimis amount and Parent’s rights under the Merger Agreement and the Equity Commitment Letter, and that no additional funds or assets are expected to be contributed to Parent unless and until the Offer Closing occurs.  Notwithstanding anything that may be expressed or implied in this Guarantee or any document or instrument delivered contemporaneously herewith, the Company acknowledges and agrees that no Person other than the Guarantors has any obligations hereunder and, notwithstanding the fact that the Guarantors may be a partnership, by its acceptance of the benefits of this Guarantee, the Company acknowledges and agrees that, except for the Retained Claims, it has no right of recovery against, and no personal liability shall attach to the Guarantors or any of their respective former, current or future Affiliates, or their respective former, current and future direct or indirect directors, officers, “principals”, general or limited partners, employees, stockholders, other equity holders, members, managers, agents, assignees, Affiliates, controlling Persons or representatives or any former, current or future direct or indirect directors, officers, “principals”, general or limited partners, employees, stockholders, other equity holders, members, managers, agents, assignees, Affiliates, controlling Persons or representatives of any of the foregoing, in each case, other than Parent and Merger Sub (collectively, each a “Non-Recourse Party”) in connection with this Guarantee, the Merger Agreement, the Equity Commitment Letter, the Debt Financing Commitment Letter or any transaction contemplated hereby or thereby or otherwise relating thereto, through Parent or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent, or any other Person against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or other applicable Law, or otherwise, except for its rights to recover from the Guarantors under and to the extent provided in this Guarantee and subject always to the aggregate amount of such Guarantor’s Guaranteed Percentage of the Obligations, and the other limitations set forth herein.  The Company agrees and acknowledges that, except for the Retained Claims, recourse against the Guarantors under and pursuant to the terms and limitations of this Guarantee shall be the sole and exclusive remedy of the Company and any of its Representatives against the Guarantors and the Non-Recourse Parties in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement, the Equity Commitment Letter, the Debt Financing Commitment Letter or any transaction contemplated thereby or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, and, without limiting the rights or obligations of any person pursuant to the Confidentiality Agreement, in no event shall the Company or any of its respective officers, directors, employees, agents or representatives seek any other loss or damage or any other recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages, against the Guarantors or any other Non-Recourse Party in connection with the Merger Agreement, the Equity Commitment Letter, the Debt Financing Commitment Letter or any transaction contemplated thereby or in respect of any other document or theory of law or equity or in respect of any oral statement made or representation alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise.

14.                               All notices, requests, claims, demands and other communications hereunder shall be given by the means specified in the Merger Agreement (and shall be deemed given as specified therein), to the addresses as follows:

If to the Guarantors:

c/o Elliott Management Corporation
40 West 57th Street
New York, New York 10019
Attention:	Elliot Greenberg
Email:	egreenberg@elliottmgmt.com

with a copy, which shall not constitute notice, to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Attention:	Jeffrey J. Rosen
Michael A. Diz
Email:	jrosen@debevoise.com
madiz@debevoise.com

If to the Company, as provided in the Merger Agreement.

15.                               EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS GUARANTEE OR THE TRANSACTIONS CONTEMPLATED HERBY.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, each Guarantor has duly executed and delivered this Limited Guarantee as of the day first written above.

GUARANTORS:

ELLIOTT ASSOCIATES, L.P.

By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.

By: Hambledon, Inc., its General Partner
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

[Signature Page to Amended and Restated Limited Guarantee]

Accepted and agreed as of the date
first above written:

COMPANY:

BARNES & NOBLE, INC.

By:	/s/ Bradley A. Feuer
Name: Bradley A. Feuer
Title: Vice President, General Counsel & Corporate Secretary

[Signature Page to Amended and Restated Limited Guarantee]

ANNEX I

Guarantor	Guaranteed Percentage
Elliott Associates, L.P.	32%
Elliott International, L.P.	68%

[Annex I to Amended and Restated Limited Guarantee]